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                                                           EXHIBIT (A)(1)(VIII)














                 NOTICE TO LIMITED PARTNERS DATED JULY 17, 2002.



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ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544


July 17, 2002


Dear NTS-Properties III Investor:


                    THE PURCHASE PRICE FOR NTS-PROPERTIES III
                    HAS BEEN INCREASED TO $315 PER INTEREST!

      THIS PRICE IS HIGHER THAN ANY OFFER WE ARE AWARE OF AS OF THIS DATE.


         On May 10, 2002, ORIG, LLC offered to purchase for cash up to 2,000 of the outstanding limited partnership interests in NTS-Properties III at a purchase price of $300 per interest. We have recently become aware of a tender offer made by Equity Resource Arlington Fund at a price of $310 per interest. We are now increasing the purchase price of our offer from $300 per interest to $315 per interest.

         IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE OF $315 PER INTEREST.

          Please note that we will not impose any fees or expenses in connection with our offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, August 16, 2002, to receive the purchase price of $315 per interest.

         We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review all materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. OUR CURRENT OFFER OF $315 PER INTEREST IS THE HIGHEST OFFER THAT WE ARE AWARE OF AS OF THIS DATE.


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         On July 12, 2002, Equity Resource Arlington Fund sent a notice to limited partners offering to purchase their interests for cash at a purchase price of $310 per interest. THE INCREASED PURCHASE PRICE OF $315 PER INTEREST IN OUR OFFER EXCEEDS THE EQUITY RESOURCE ARLINGTON FUND OFFERING PRICE BY $5 PER INTEREST.

         Equity Resources Group, Inc., which is the manager of Equity Resource Arlington Fund, previously was involved in a tender offer for interests in NTS-Properties III in which the tender offer materials were filed with the SEC and contained more disclosure than that contained in the current tender offer. However, it appears that the current offer by Equity Resource Arlington Fund is designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, the offer by Equity Resource Arlington Fund does not provide a right of withdrawal. This means that if you tender interests in the Equity Resource Arlington Fund offer, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, the offer by Equity Resource Arlington Fund does not provide any information regarding the offeror or any plans or proposals the offeror has relating to the Partnership.

         Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated May 10, 2002. If you have any questions concerning this offer please call Rita Martin at 1 (800) 928-1492 extension 544. Our offer will expire on August 16, 2002 and payment will be mailed no later than August 30, 2002, unless the offer is extended.